                                                                                                                           SECURITIES AND EXCHANGE COMMISSION
                                                                                                                                                WASHINGTON, DC 20549

                                                                                                                                                        SCHEDULE 13D
                                                                                                                                                          (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                           TO ' 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO ' 240.13d-2(a)

(Amendment No. 1)*

Hypertension Diagnostics, Inc.
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 (Name of Issuer)

Common Stock, $.01 par value
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(Title of Class of Securities)

  44914V 10 4
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  (CUSIP Number)

Larry Leitner
Hypertension Diagnostics, Inc.
2915 Waters Road, Suite 108 Eagan, Minnesota 55121
Phone: (651-687-9999)

With a copy to:
Douglas T. Holod, Esq.
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4140
Phone: (612) 672-8200
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

    January 31, 2011
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section
     240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44914V 10 4                                                Page 2 of 4
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1   NAMES OF REPORTING PERSONS

Larry Leitner

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)

(a) [ ]
(b) [ ]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS (See Instructions)

    Not applicable
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)
     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                7   SOLE VOTING POWER
  NUMBER OF
                   3,871,772
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                   0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,871,772
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                      0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,872,772 (see explanation in Item 5)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.9%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $.01 par value, of Hypertension Diagnostics, Inc., a Minnesota corporation (the "Company" or the “Issuer”). The address of the Company’s principal executive offices is 2915 Waters Road, Suite 108, Eagan, MN   55121.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Schedule 13D is being filed by Larry Leitner.

             (b) The principal office of Mr. Leitner is 2915 Waters Road, Suite 108, Eagan, MN   55121.

         (c) Mr. Leitner is a director of the Issuer.

         (d) - (e) During the last five years, Mr. Leitner has not been convicted in a criminal proceeding, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)                      The Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

NOT APPLICABLE.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Person has no present plans or proposal or specific knowledge that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

                      (a) Mr. Leitner beneficially owns 3,871,772 shares, representing approximately 8.9% of the outstanding and convertible shares of Common Stock of the Issuer.  The calculation of the foregoing percentage is based on a total of 42,038,447 shares of Common Stock outstanding and 718,673 shares of convertible preferred stock (convertible at the rate of 12 for one) of the Issuer outstanding on November 12, 2010.

       (b) Mr. Leitner has sole voting and dispositive power with respect to 2,796,572 shares of the Common Stock (including 1,377,307 shares issuable upon exercise of options and warrants to purchase common stock) and 89,600 shares of Preferred Stock (convertible to common stock at the rate of 12 for one) (including options and warrants to purchase 21,760 shares of preferred stock) of the Issuer.

(c)    TRANSACTIONS WITHIN THE LAST 60 DAYS OR SINCE THE LAST FILING.

None.

           (d)           Not applicable.

                      (e)                      Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO
         SECURITIES OF THE ISSUER

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

/s/ Mark N. Schwartz as attorney-in-fact for Larry Leitner

785151